UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

WHITE RIVER CAPITAL, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

96445P105
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the file pursuant to which this Schedule is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  96445P105

1.	Names of Reporting Persons:	Richard D. Waterfield

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization	USA

Number of Shares Beneficially by Owned by Each Reporting Person With:
	5.	Sole Voting Power	220,399

	6.	Shared Voting Power	0

	7.	Sole Dispositive Power	220,399

	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	220,399

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☒

11.	Percent of Class Represented by Amount in Row (9)	5.7%

12.	Type in Reporting Person (See Instructions)	IN

CUSIP No.  96445P105

1.	Names of Reporting Persons:	Waterfield Capital LLC
I.R.S. Identification Nos. of the above Persons (entities only)
35-1969464

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization	Indiana

Number of Shares Beneficially by Owned by Each Reporting Person With:
	5.	Sole Voting Power	217,358

	6.	Shared Voting Power	0

	7.	Sole Dispositive Power	217,358

	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	217,358

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)	5.7%

12.	Type in Reporting Person (See Instructions)	OO (limited liability company)

Item 1.

(a)	Name of Issuer:	White River Capital, Inc.

(b)	Address of Issuer’s Principal Executive Offices:	250 N. Shadeland Avenue Indianapolis, IN 46268

Item 2.

(a)	Name of Person Filing:	1.	Richard D. Waterfield
		2.	Waterfield Capital LLC

(b)	Address of Principal Business Office or, if none, Residence:		7221 Engle Road, Suite 250 Ft. Wayne, IN 46804

(c)	Citizenship:	1.	Richard D. Waterfield: USA
		2.	Waterfield Capital LLC: Indiana

(d)	Title of Class of Securities:		Common Stock, no par value

(e)	CUSIP Number:		96445P105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 780o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);	N/A

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:		1.	Richard D. Waterfield(1)	220,399
			2.	Waterfield Capital, LLC	217,358

(b)	Percent of Class:		1.	Richard D. Waterfield(1)	5.7%
			2.	Waterfield Capital, LLC	5.7%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote	1.	Richard D. Waterfield(1)	220,399
			2.	Waterfield Capital, LLC	217,358

	(ii)	Shared power to vote or to direct the vote:	1.	Richard D. Waterfield(1)	0
			2.	Waterfield Capital, LLC	0

	(iii)	Sole power to dispose or to direct the disposition:	1.	Richard D. Waterfield(1)	220,399
			2.	Waterfield Capital, LLC	217,358

	(iv)	Shared power to dispose or to direct the disposition:	1.	Richard D. Waterfield(1)	0
			2.	Waterfield Capital, LLC	0

(1)
Includes shares held by Waterfield Capital LLC of which Mr. Waterfield is voting member.  Includes 1,480 shares held by Waterfield Foundation as to which Mr. Waterfield disclaims beneficial ownership.  The Waterfield Foundation holds an additional 25 shares over which Mr. Waterfield does not have voting or investment control which we excluded from the foregoing total and as to which Mr. Waterfield disclaims beneficial ownership.  Also excludes 2,406 shares held by Marshall & Ilsley Trust Company N.A. as Trustee of the Richard D. Waterfield Irrevocable Trust u/a 12/23/92, over which Mr. Waterfield holds no voting or disposition power and as to which he disclaims beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See attached exhibit.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2008
Date

/s/ Richard D. Waterfield
Richard D. Waterfield

Waterfield Capital LLC

By:	/s/ Richard D. Waterfield
Richard D. Waterfield, Voting Member

EXHIBIT INDEX

Exhibit No.	Description	Location

A	Agreement of Joint Filing	Attached

EXHIBIT A

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any amendments thereto, with respect to the Common Stock, no par value per share, of White River Capital, Inc. and that this agreement be included as an Exhibit to such filing and any amendment thereof.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of February 8, 2008.

/s/ Richard D. Waterfield
Richard D. Waterfield

Waterfield Capital, LLC

By:	/s/ Richard D. Waterfield
Richard D. Waterfield, Voting Member